

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Nicolaus Radford
Chief Executive Officer
Nauticus Robotics, Inc.
17146 Feathercraft Lane
Suite 450
Webster, TX 77598

> **Re: Nauticus Robotics, Inc.**
> **Item 4.02 Form 8-K filed August 16, 2023**
> **File No. 001-40611**

Dear Nicolaus Radford:

We have reviewed your filing and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 4.02 Form 8-K Filed August 16, 2023

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 1

1. Please explain to us why the restatement related to the untimely recognition of the accrued liability and expense arising from liquidated damages due pursuant to the Registration Rights Agreement (RRA) only impacted the March 31, 2023 financial statements. In your response, clarify whether the company was in compliance with the terms of the September 9, 2022 RRA at year-end. If not, tell us why you believe the liability for liquidated damages was not probable and estimable in fiscal 2022. Please provide the specific terms of the RRA that support your conclusions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Blankeship